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Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

WILLIAM S. THOMAS, JR. and JAY D. SMITH certify that:

1.
They are the President and Secretary, respectively, of PACIFIC CAPITAL BANCORP, a California corporation.

2.
Article THIRD of the Articles of Incorporation is hereby amended to read as follows:

  "THIRD: AUTHORIZED STOCK

  This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock' and "Preferred Stock.' The total number of shares which the Corporation is authorized to issue is 61,000,000 shares, without par value, of which 60,000,000 shares shall be Common Stock, without par value, and 1,000,000 shares shall be Preferred Stock, without par value. Upon the amendment of this Article to read as set forth herein, every three (3) outstanding shares of Common Stock of this Corporation shall be converted into four (4) shares of Common Stock. No fractional shares shall be issued in connection with such stock split. In lieu thereof, the Corporation shall pay to each shareholder of record who otherwise would receive a fractional share a cash amount equal to the product obtained by multiplying the fractional share otherwise issuable to such shareholder by the mean between the closing bid price and the closing asked price per share as reported by NASDAQ as of June 11, 2002, or on the next most recent prior date on which trades of the Corporation's Common Stock are reported by NASDAQ.

  The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, within the limitations and restrictions stated in these Articles of Incorporation, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon a wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series should be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series."

3.
The foregoing amendment to the Articles of Incorporation of this Corporation has been duly approved by the Board of Directors of this Corporation.

4.
The foregoing amendment to the Articles of Incorporation of this Corporation is not required to be approved by a vote of the shareholders pursuant to Section 902(c) of the California Corporations Code.

Each of the undersigned declares under penalties of perjury under the laws of the State of California that the statements contained in the foregoing Certificate are true and correct of his own knowledge, and that this declaration was executed on this 13th day of May, 2002, at Santa Barbara, California.

/s/ WILLIAM S. THOMAS, JR. William S. Thomas, Jr., President

/s/ JAY D. SMITH Jay D. Smith, Secretary

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  Exhibit 3.5
CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION